EXHIBIT 99.1

KPMG Audit Le Belvédère 1 Cours Valmy CS 50034 92923 Paris La Défense Cedex France	ERNST & YOUNG Audit 1/2, place des Saisons 92400 Courbevoie – Paris La Défense 1 France

TOTAL S.A.

Registered office: 2, place Jean Millier – La Défense 6 - 92400 Courbevoie - France

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements

Year ended December 31, 2014

The Board of Directors and Shareholders,

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (“the Company”) as of December 31, 2014, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014, 2013 and 2012, and the consolidated results of its operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in the “Introduction” to the notes to the consolidated financial statements, the Company has changed the presentation currency of the consolidated financial statements from the euro to the U.S. dollar.

Paris La Défense, March 2, 2015

KPMG Audit	ERNST & YOUNG Audit

/s/ MICHEL PIETTE	/s/ VALÉRIE BESSON	/s/ YVON SALAÜN	/s/ LAURENT MIANNAY
Michel Piette	Valérie Besson	Yvon Salaün	Laurent Miannay
Partner	Partner	Partner	Partner